For Immediate Release

LMS ADOPTS SHAREHOLDER RIGHTS PLAN

Montreal, Quebec, March 27th, 2008 – LMS Medical Systems (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALM® clinical information system and risk management software for obstetrics, today announced that the board of directors (the “Board”) of LMS has approved the adoption of a shareholder rights plan (“Rights Plan”) for which shareholder approval will be sought at its annual meeting of shareholders to be held August 12, 2008. The TSX has accepted notice for filing of the Rights Plan.

The purpose of the Rights Plan is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited bid made for LMS, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for LMS and to ensure that any proposed transaction is in the best interests of the shareholders of LMS.

The Rights Plan is similar to other rights plans adopted by many Canadian corporations. The Rights Plan is not triggered if an offer to acquire common shares of LMS would allow sufficient time for shareholders to consider and react to the offer. The Rights Plan would allow shareholders to decide whether to tender or not to tender their common shares without the concern that they will be left with illiquid common shares of LMS should they not tender. The issuance of the rights will not change the manner in which shareholders trade their common shares of LMS.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid. The Board did not adopt the Rights Plan to prevent a take-over of LMS, to secure the continuance of management or the directors in their respective offices or to defer offers for the common shares of LMS.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALMTM Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Yves Grou, Chief Financial Officer

LMS Medical Systems Inc.

Tel: (514) 488-3461 Ext. 238

Fax: (514) 488-1880

yves.grou@lmsmedical.com / www.lmsmedical.com